SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonaka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

Consolidated Third-Quarter Earnings Report
February 1, 2007 – October 31, 2007

November 30, 2007

Name of company: **Sekisui House, Ltd.** (URL http://www.sekisuihouse.co.jp)
Stock code: 1928
Listed exchanges: Tokyo (first section), Osaka (first section), Nagoya (first section)
Representative: Isami Wada, President and CEO
Inquiries: Hidehiro Yamaguchi, Executive officer, Head of Corporate Communications Department
TEL +81 6 6440 3111

1. Third-Quarter Operating Results for Fiscal 2007 (Feb. 1, 2007 to Oct. 31, 2007)

(1) Consolidated business results

*Please note that numbers less than a million yen are rounded down.

	Net sales		Operating income		Recurring income		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY2007 Third Quarter	1,031,337	(5.1)	28,415	(59.6)	32,136	(55.4)	17,939	(56.6)
FY2006 Third Quarter	1,087,288	8.1	70,302	108.0	72,111	108.1	41,295	143.9
FY2006	1,596,183	-	111,570	-	114,822	-	62,663	-

(Note) Percentages indicate year-on-year changes.

	Net income per share	Fully diluted net income per share
	yen	yen
FY2007 Third Quarter	25.93	25.93
FY2006 Third Quarter	59.00	58.99
FY2006	89.26	89.25

(2) Consolidated financial position

*Please note that numbers less than a million yen are rounded down.

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	yen
FY2007 Third Quarter	1,390,248	734,366	52.8	1,085.48
FY2006 Third Quarter	1,267,409	777,566	61.3	1,096.38
FY2006	1,278,770	798,302	62.4	1,125.75

(3) Consolidated cash flows

*Please note that numbers less than a million yen are rounded down.

	Net cash provided by operating activities	Net cash used in investing activities	Net cash in financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
FY2007 Third Quarter	(225,076)	(52,562)	116,625	68,484
FY2006 Third Quarter	42,390	(17,628)	70,732	190,585
FY2006	76,953	(13,243)	70,622	229,498

2. Consolidated results forecast for the year ending January 31, 2008

	Net sales		Operating income		Recurring income		Net income		Net income per share
	Million of yen	%	Million of yen	%	Million of yen	%	Million of yen	%	yen
Full year	1,620,000	1.5	112,000	0.4	115,000	0.2	63,000	0.5	93.16

3. Others

1) Changes of reporting entities (Change in condition of significant consolidated subsidiaries): None

2) Adoption of simplified accounting method: Yes

3) Change in accounting policies from the previous consolidated financial statements: Yes

See page 4, "4. Others, Qualitative information on financial statements, etc", for detail.

(Reference) Summary of non-consolidated financial results

1) Non-consolidated business results

*Please note that numbers less than a million yen are rounded down.

	Net sales		Operating income		Recurring income		Net income	
	Millions of yen	%	*Millions of yen*	%	*Millions of yen*	%	*Millions of yen*	%
FY2007 Third Quarter	727,766	(9.8)	11,089	(78.8)	16,961	(69.8)	10,270	(69.4)
FY2006 Third Quarter	806,650	8.6	52,246	168.6	56,255	157.2	33,561	226.2
FY2006	1,216,901	-	87,678	-	92,720	-	51,781	-

(Note) Percentages indicate year-on-year changes.

	Net income per share	Fully diluted net income per share
	yen	*yen*
FY2007 Third Quarter	14.84	14.84
FY2006 Third Quarter	47.94	47.94
FY2006	73.75	73.74

(2) Non-consolidated financial position

*Please note that numbers less than a million yen are rounded down.

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	*Millions of yen*	%	*yen*
FY2007 Third Quarter	1,282,795	665,222	51.9	983.42
FY2006 Third Quarter	1,160,866	719,259	62.0	1,014.34
FY2006	1,173,431	736,790	62.8	1,039.16

2. Non-consolidated results forecast for the year ending January 31, 2008

	Net sales		Operating income		Recurring income		Net income		Net income per share
	Million of yen	%	*Million of yen*	%	*Million of yen*	%	*Million of yen*	%	*yen*
Full year	1,210,000	(0.6)	87,700	0.0	93,000	0.3	51,500	(0.5)	76.14

Forecasts are based on information available to management at the time of this announcement. A number of uncertainties may cause actual results to differ materially from forecasts.
For financial forecasts, please see "3. Qualitative information on business forecast" on page 4.

Qualitative information on the consolidated financial statements, etc.

1. Qualitative information on the progress of consolidated performance

During the third quarter of fiscal 2007, the Japanese economy remained on a path of mild improvement as companies increased their capital expenditures and employment environment improved on the back of brisk business performance. Nevertheless, uncertainties remained concerning the future of the economy, due primarily to the continuously high prices of raw materials and rise in crude oil prices, and downside risks to the U.S. economy.

The amendment to the Building Standards Law in June created confusion and a resultant delay in the building-confirmation application procedure, thereby inflicting a major blow on the housing market in the form of a sharp decline in new housing starts in the following months. Moreover, the continued lack of any improvement in private income and uncertainties concerning the future of the economy led to deferred purchasing and a wait-and-see attitude among consumers. Thus, the housing market has remained sluggish overall.

Against this backdrop, we implemented a series of promotional events which have been designed to boost the sales of detached houses, including *Sumai no Sankan-bi* (built to order housing campaign) and *Machinami Sankan-bi* (real estate for sales campaign). Unable to counteract the overall sluggishness in the housing business, however, we also experienced a drop in orders. Meanwhile, low rise apartments business performed briskly, due primarily to a land price hike in selected metropolitan area locations and the ongoing population inflow into cities, although it failed to drive overall performance forward.

On August 27, 2007, we received an administrative sanction from the Kinki Regional Development Bureau of the Ministry of Land, Infrastructure and Transport, based on the provision of Article 28, paragraph 3 of the Construction Business Act. The order involved suspending business for 15 days in some Chubu region prefectures. Having accepted this sanction with the utmost seriousness, we have taken additional actions to ensure compliance and reinforced internal controls with a renewed determination to never lose credibility with our customers or any of the parties concerned. Going forward, while reflecting our most fundamental philosophy of "love of humanity" in our everyday operations for the creation of houses that bring benefits to customers, we will make continued efforts to raise customer satisfaction and provide improved after-sale service to our customers through rigorous quality control.

2. Qualitative information on the changes in the consolidated financial position

Consolidated total assets increased by 111,478 million yen compared to the end of previous period to 1,390,248 million yen, mainly owing to the increase in inventories as a result of the purchase of land for sale and other proactive investments in future sales opportunities, the increase in commercial paper and long-term debt, while shareholders' equity in net assets decreased following the acquisition of own shares.

Conditions regarding cash flows are as follow.

Operating cash flow decreased by 225,076 million yen, mainly due to the aforementioned increase in inventories.
Cash flow from investing activities declined by 52,562 million yen, primarily owing to the increase in tangible fixed assets as a result of obtaining leasing properties, as well as an increase in investment in securities including operating bonds.
Cash flow from financing activities increased by 116,625 million yen. This was primarily owing to an increase in commercial paper and long-term debt in order to meet high capital requirements. Meanwhile, the company has continued to make aggressive profit distribution to shareholders by way of dividend increase and share buyback.

As a result, cash and cash equivalents at the end of the period decreased by 161,013 million yen compared to the end of the previous fiscal year to 68,484 million yen, owing to the increase in operating assets and other.

3. Qualitative information on business forecast

Given the year-on-year decline in our orders due to a slump in the owner-occupied houses market and the indirect impact caused by a delayed confirmation application process, we have made downward revisions to our consolidated and non-consolidated results forecast for the fiscal year ending January 31, 2008.

4. Others

A) Changes in reporting entities (Change in condition of significant consolidated subsidiaries): None

B) Adoption of simplified accounting method

A simplified accounting method is applied to income taxes, allowances and reserves.

C) Change in accounting policies from the previous consolidated financial statements

From this third quarter onward, pursuant to an amendment to the Corporation Tax Law (Law for Partial Amendment of Income Tax Law, etc., Law No. 6 of March 30, 2007) and the Cabinet Order for Partial Amendment of the Corporation Tax Law Enforcement Ordinance (Cabinet Order No. 83 of March 30, 2007), the depreciation and amortization of tangible fixed assets acquired on and after April 1, 2007 have been recorded in accordance with the method stipulated in the amended Corporation Tax Law.

The impact on "operating income", "recurring income" and "income before income taxes and minority interests" is 150 million yen.

CONSOLIDATED BALANCE SHEETS

Millions of yen

	As of Oct. 31, 2006	As of Oct. 31, 2007	Difference	%	As of Jan 31, 2007
Assets					
I. Current assets					
Cash and deposits	185,585	68,284			229,498
Notes and accounts receivable	33,738	17,365			84,303
Marketable securities	50	1,738			1,447
Inventories	568,329	792,554			499,226
Deferred income taxes	57,654	51,949			55,033
Other current assets	32,155	38,164			31,452
Allowance for doubtful accounts	(1,921)	(1,829)			(1,904)
Total current assets	**875,591**	**968,227**	**92,636**	**10.6**	**899,057**
II. Fixed assets					
1. Tangible fixed assets					
Buildings and structures	94,784	107,121			96,980
Machinery and vehicles	12,378	14,895			12,574
Tools and equipment	6,051	6,232			6,081
Land	90,446	100,293			88,497
Construction in progress	3,554	12,404			3,567
Total tangible fixed assets	**207,215**	**240,948**	**33,733**	**16.3**	**207,700**
2. Intangible fixed assets	**7,244**	**8,062**	**818**	**11.3**	**7,213**
3. Investments and other assets					
Investments in securities	103,529	94,529			91,651
Long-term loans receivable	35,593	34,190			35,312
Prepaid pension costs	-	4,170			-
Deferred income taxes	1,718	1,529			1,653
Other investments and other assets	37,944	40,195			37,790
Less allowance for doubtful accounts	(1,427)	(1,604)			(1,608)
Total investments and other assets	**177,357**	**173,010**	**(4,347)**	**(2.5)**	**164,799**
Total fixed assets	**391,818**	**422,021**	**30,203**	**7.7**	**379,713**
Total assets	**1,267,409**	**1,390,248**	**122,839**	**9.7**	**1,278,770**

Millions of yen

	As of Oct. 31, 2006	As of Oct. 31, 2007	Difference	%	As of Jan. 31, 2007
Liabilities					
I. Current liabilities					
Notes and accounts payable	161,751	149,917			169,604
Short-term loans payable	-	800			-
Commercial paper	-	150,000			-
Accrued income taxes	22,396	3,738			38,464
Advances received	130,580	141,323			98,105
Allowance for bonuses	25,725	26,583			20,241
Allowance for bonuses to directors, executive officers and corporate auditors	-	-			839
Allowance for compensation payments on completed works	2,794	2,707			2,802
Other current liabilities	43,662	42,001			48,983
Total current liabilities	**386,910**	**517,071**	**130,161**	**33.6**	**379,040**
II. Long-term liabilities					
Long-term debt	20,049	60,294			20,049
Deposits and guarantees	53,452	54,988			53,145
Deferred tax liability	3,162	10			2,892
Allowance for accrued retirement benefits for employees	22,799	19,938			21,703
Allowance for retirement benefits to director, executive officers and corporate auditors	990	1,141			1,099
Negative goodwill	-	43			-
Consolidated adjustment account	76	-			32
Other long-term liabilities	2,402	2,394			2,504
Total long-term liabilities	**102,932**	**138,810**	**35,878**	**34.9**	**101,426**
Total liabilities	**489,843**	**655,882**	**166,039**	**33.9**	**480,467**
Net assets					
I. Shareholders' equity					
Capital stock	186,554	186,554			186,554
Capital surplus	254,133	254,130			254,133
Retained earnings	312,470	335,151			333,837
Treasury stock	(551)	(58,491)			(662)
Total shareholders' equity	**752,606**	**717,345**	**(35,261)**	**(4.7)**	**773,862**
II. Valuation and translation adjustments					
Net unrealized holding gain (loss) on securities	24,617	16,680			24,035
Translation adjustments	70	-			145
Total valuation and translation adjustments	**24,687**	**16,680**	**(8,007)**	**(32.4)**	**24,181**
III. Share warrants	**-**	**45**	**45**	**-**	**-**
IV. Minority interests	**272**	**295**	**23**	**8.5**	**258**
Total net assets	**777,566**	**734,366**	**(43,200)**	**(5.6)**	**798,302**
Total liabilities and net assets	**1,267,409**	**1,390,248**	**122,839**	**9.7**	**1,278,770**

CONSOLIDATED STATEMENTS OF INCOME

Millions of yen

	Feb. 1, 2006 - Oct. 31, 2006	Feb. 1, 2007 - Oct. 31, 2007	Difference	%	Feb. 1, 2006 - Jan. 31, 2007
I. Net sales	**1,087,288**	**1,031,337**	**(55,951)**	(5.1)	**1,596,183**
II. Cost of sales	**856,837**	**840,021**	**(16,816)**	(2.0)	**1,267,995**
Gross profit	**230,451**	**191,316**	**(39,135)**	(17.0)	**328,188**
III. Selling, general and administrative expenses	**160,148**	**162,901**	**2,753**	1.7	**216,617**
Operating income	**70,302**	**28,415**	**(41,887)**	(59.6)	**111,570**
IV. Non-operating income	**4,261**	**6,143**	**1,882**	44.2	**6,802**
Interest and dividends income	1,522	1,933			2,647
Equity in gains of affiliates	163	202			298
Miscellaneous income	2,575	4,007			3,857
V. Non-operating loss	**2,452**	**2,422**	**(30)**	(1.2)	**3,551**
Interest expense	41	611			105
Miscellaneous expense	2,411	1,810			3,445
Recurring income	**72,111**	**32,136**	**(39,975)**	(55.4)	**114,822**
VI. Extraordinary income	**130**	**175**	**45**	34.6	**477**
VII. Extraordinary loss	**744**	**798**	**54**	7.3	**3,888**
Income before income taxes and minority interests	**71,497**	**31,512**	**(39,985)**	(55.9)	**111,411**
Income taxes	30,187	13,535			48,747
Minority interests in earnings of subsidiaries	14	38			0
Net income	**41,295**	**17,939**	**(23,356)**	(56.6)	**62,663**

CONSOLIDATED STATEMENT OF CASH FLOW

Millions of yen

	Feb. 1, 2006 – Oct. 31, 2006	Feb. 1, 2007 – Oct. 31, 2007	Feb. 1, 2006 – Jan. 31, 2007
I. Cash flows from operating activities			
Income before income taxes and minority interests	71,497	31,512	111,411
Depreciation and amortization	8,938	10,117	12,231
Decrease in accrued retirement benefit	(3,344)	(1,764)	(4,440)
Increase in prepaid pension costs	-	(4,170)	-
Interest and dividends income	(1,522)	(1,933)	(2,647)
Interest expense	41	611	105
Equity in gains of affiliates	(163)	(202)	(298)
Loss on revaluation of real estate held for sale	47	97	2,828
Loss on revaluation of investments in securities	7	-	7
Decrease in note and accounts receivables	62,872	66,937	12,307
Increase in inventories, etc.	(131,251)	(296,037)	(66,861)
(Decrease) increase in notes and accounts payable	(3,799)	(21,010)	4,298
Increase in advances received	44,406	43,218	11,930
Other	4,781	(6,567)	4,725
Subtotal	52,512	(179,190)	85,599
Interest and dividends received	1,538	1,991	2,638
Interest paid	(40)	(764)	(48)
Income taxes paid	(11,620)	(47,113)	(11,235)
Net cash provided by operating activities	42,390	(225,076)	76,953
II. Cash flows from investing activities			
Proceeds from sales of marketable securities	216	50	216
Purchases of property, plant and equipment	(17,096)	(37,010)	(22,658)
Proceeds from sales of property, plant and equipment	101	54	118
Purchase of investments in securities	(2,450)	(15,436)	(3,021)
Proceeds from sales of investments in securities	150	370	10,693
Payment for loans receivable	(1,289)	(1,897)	(2,075)
Settlement of loans receivable	3,673	3,013	4,753
Other	(934)	(1,707)	(1,269)
Net cash used in investing activities	(17,628)	(52,562)	(13,243)
III. Cash flows from financing activities			
Net increase in short-time loans payable	-	800	-
Net increase in commercial paper	-	150,000	-
Proceeds from long-term debt	20,049	40,245	20,049
Cash dividends paid	(13,754)	(16,625)	(13,754)
Purchase of treasury stock	(367)	(57,815)	(479)
Proceeds from sale and disposal of treasury stock	64,794	-	64,794
Other	12	21	13
Net cash used in financing activities	70,732	116,625	70,622
IV. Effect of exchange rate changes on cash and cash equivalents	110	-	186
V. Net increase (decrease) in cash and cash equivalents	95,605	(161,013)	134,518
VI. Cash and cash equivalents at beginning of year	94,979	229,498	94,979
VII. Cash and cash equivalents at end of year	190,585	68,484	229,498

(Segmental information)

(1) Four sections classify each business

FY2006 Third Quarter (Feb. 1, 2006 – Oct. 31, 2006)

Millions of yen

	Built to Order Housing	Real Estate for Sale	Real Estate for Leasing	Other Business	Total	Eliminations and Back Office	Consolidated
Sales							
Sales to third parties	464,691	285,319	231,846	105,430	1,087,288	-	1,087,288
Inter-group sales and transfers	5,436	44	1,301	2,326	9,108	(9,108)	-
Total sales	470,128	285,363	233,148	107,757	1,096,396	(9,108)	1,087,288
Operating expenses	428,508	241,706	221,555	106,367	998,137	18,847	1,016,985
Operating income	41,619	43,657	11,592	1,389	98,258	(27,956)	70,302

FY2007 Third Quarter (Feb. 1, 2007 – Oct. 31, 2007)

Millions of yen

	Built to Order Housing	Real Estate for Sale	Real Estate for Leasing	Other Business	Total	Eliminations and Back Office	Consolidated
Sales							
Sales to third parties	434,061	240,897	247,790	108,588	1,031,337	-	1,031,337
Inter-group sales and transfers	7,058	-	1,165	2,778	11,002	(11,002)	-
Total sales	441,120	240,897	248,955	111,366	1,042,340	(11,002)	1,031,337
Operating expenses	411,559	225,838	236,352	110,243	983,994	18,928	1,002,922
Operating income	29,560	15,059	12,603	1,123	58,346	(29,930)	28,415

FY2006 (Feb. 1, 2006 – Jan. 31, 2007)

Millions of yen

	Built to Order Housing	Real Estate for Sale	Real Estate for Leasing	Other Business	Total	Eliminations and Back Office	Consolidated
Sales							
Sales to third parties	717,677	421,019	310,211	147,274	1,596,183	-	1,596,183
Inter-group sales and transfers	8,191	44	1,669	3,332	13,237	(13,237)	-
Total sales	725,868	421,063	311,881	150,607	1,609,421	(13,237)	1,596,183
Operating expenses	645,975	368,175	297,782	146,953	1,458,885	25,727	1,484,612
Operating income	79,893	52,888	14,099	3,654	150,535	(38,965)	111,570

[Notes]

1. Business classification

   The Company classifies its operations according to type and the nature of business based on the currently used sales categories.

2. Main details of each business segment:

   Built to Order Housing: Designing, constructing, and contracting for sale housing using the Company's prefabricated materials

   Real Estate for Sale: Selling houses and real estate, designing, constructing, and contracting for sale housing on estate land, conducting urban redevelopment projects and commercial buildings transactions

   Real Estate for Leasing: Renting and managing properties

   Other Business: Designing, constructing, and contracting for leasing condominiums and commercial buildings and providing home remodeling, landscaping, and exterior construction

3. The main operating expenses that cannot be allocated within the eliminations and back office portion of operating expenses cover costs for the parent headquarters, administrative operations for branch office organizations, and research and development operations.

   FY2006 Third Quarter: 25,547 million yen FY2007 Third Quarter: 28,358 million yen FY2006: 37,093 million yen

Segment Breakdown

Consolidated

Millions of yen

	FY2006 Third Quarter Feb.1, 2006 – Oct. 31, 2006		FY2007 Third Quarter Feb.1, 2007 – Oct. 31, 2007		FY2006 Feb.1, 2006 –Jan. 31, 2007	
	Orders	Accumulated Orders	Orders	Accumulated Orders	Orders	Accumulated Orders
Built to Order Housing	535,035	441,769	528,038	453,187	705,462	359,210
Real Estate for Sale	340,974	139,195	318,018	181,699	442,058	104,578
Real Estate for Leasing	231,846	-	247,790	-	310,211	-
Other Business	120,793	110,856	120,364	113,122	153,127	101,346
Total	1,228,650	691,821	1,214,211	748,009	1,610,859	565,135

Non-Consolidated

Millions of yen

	FY2006 Third Quarter Feb.1, 2006 – Oct. 31, 2006		FY2007 Third Quarter Feb.1, 2007 – Oct. 31, 2007		FY2006 Feb.1, 2006 –Jan. 31, 2007	
	Orders	Accumulated Orders	Orders	Accumulated Orders	Orders	Accumulated Orders
Built to Order Housing	536,377	443,743	531,051	456,035	706,838	360,698
Real Estate for Sale	326,281	135,169	303,076	179,598	412,496	93,887
Real Estate for Leasing	5,971	-	6,597	-	8,012	-
Other Business	77,630	103,902	78,449	110,814	101,387	100,454
Total	946,260	682,815	919,174	746,447	1,228,735	555,040

NON-CONSOLIDATED BALANCE SHEETS

Millions of yen

	As of Oct. 31, 2006	As of Oct. 31, 2007	Difference	%	As of Jan. 31, 2007
Assets					
I. Current assets					
Cash and deposits	142,687	30,141			184,148
Notes receivable-trade	326	7			266
Accounts receivable-construction	26,391	10,752			71,305
Accounts receivable-real estate	3,396	3,222			9,422
Marketable securities	-	1,408			1,397
Prepaid expenses for construction in progress	88,849	101,330			49,639
Buildings for sale	87,348	110,440			69,938
Land for sale	329,890	472,045			318,843
Land for sale in process	28,404	76,739			32,599
Other inventories	6,935	7,139			5,508
Advance payments	2,059	4,317			5,610
Short-term loans receivable	5,006	-			-
Prepaid expenses	5,633	7,294			5,298
Accounts receivable-other	14,349	12,888			15,493
Deferred income taxes	53,091	47,190			50,501
Other current assets	2,411	12,077			2,879
Less allowance for doubtful accounts	(1,194)	(1,039)			(1,283)
Total current assets	**795,587**	**895,957**	**100,370**	**12.6**	**821,569**
II. Fixed assets					
1. Tangible fixed assets					
Buildings	64,803	73,781			67,349
Structures	4,579	4,489			4,575
Machinery and equipment	11,189	13,777			11,425
Vehicles and delivery equipment	165	170			169
Tools and equipment	4,620	4,781			4,685
Land	75,919	84,727			73,970
Constructions in progress	3,124	10,172			1,450
Total tangible fixed assets	**164,404**	**191,901**	**27,497**	**16.7**	**163,626**
2. Intangible fixed assets					
Industrial property	33	28			32
Lease rights	1,608	1,608			1,608
Software	3,103	4,037			3,103
Utility rights	23	21			24
Telephone subscription rights	685	684			685
Total intangible fixed assets	**5,454**	**6,380**	**926**	**17.0**	**5,454**
3. Investments and other assets					
Investments in securities	101,810	92,213			89,812
Investment in subsidiaries and partnership	40,013	38,048			40,013
Long-term loans receivable	35,992	34,465			35,566
Long-term prepaid expenses	866	897			778
Deposit and guaranty	12,908	13,956			12,875
Prepaid pension costs	-	3,960			-
Other investments and other assets	5,330	5,876			5,287
Reserve for losses from investments in subsidiaries	(682)	-			(682)
Less allowance for doubtful accounts	(821)	(863)			(870)
Total investments and other assets	**195,419**	**188,555**	**(6,864)**	**(3.5)**	**182,781**
Total fixed assets	**365,278**	**386,837**	**21,559**	**5.9**	**351,862**
Total assets	**1,160,866**	**1,282,795**	**121,929**	**10.5**	**1,173,431**

Millions of yen

	As of Oct. 31, 2006	As of Oct. 31, 2007	Difference	%	As of Jan. 31, 2007
Liabilities					
I. Current liabilities					
Notes payable-trade	63,111	59,484			67,630
Accounts payable-trade	49,410	45,203			42,438
Accounts payable-construction	36,453	32,257			52,654
Commercial paper	-	150,000			-
Accounts payable-other	7,730	7,758			8,062
Accrued expenses	14,665	14,208			14,398
Deferred corporate taxes	20,048	152			33,082
Deferred consumption taxes	375	-			6,890
Advances received-construction	95,787	97,501			65,231
Advance received-other	9,937	17,139			6,948
Allowance for bonuses	19,618	20,065			15,759
Allowance for bonuses to directors, executive officers and corporate auditors	-	-			230
Allowance for compensation payments on completed works	2,791	2,705			2,799
Other current liabilities	69,440	82,141			69,149
Total current liabilities	**389,370**	**528,619**	**139,249**	**35.8**	**385,275**
II. Long term liabilities					
Long-term debt	20,000	60,000			20,000
Deposits and guaranty received	6,563	8,242			6,594
Long-term accounts payable	585	578			585
Long-term advance received	-	103			121
Deferred tax liability	4,023	1,172			3,796
Allowance for accrued retirement benefits for employees	21,065	18,856			20,267
Total long-term liabilities	**52,236**	**88,953**	**36,717**	**70.3**	**51,366**
Total liabilities	**441,606**	**617,573**	**175,967**	**39.8**	**436,641**
Net assets					
I. Shareholders' equity					
1. Capital stock	**186,554**	**186,554**	-	-	**186,554**
2. Capital surplus	**258,918**	**258,915**	(3)	(0.0)	**258,918**
Legal reserve	242,307	242,307			242,307
Other	16,610	16,607			16,610
3. Retained earnings	**249,525**	**261,391**	**11,866**	**4.8**	**267,746**
Legal reserve	23,128	23,128			23,128
Other	226,397	238,263			244,618
Reserve for dividends to shareholders	15,000	18,000			15,000
General reserve	176,800	206,800			176,800
Retained earnings carried forward	34,597	13,463			52,818
4. Treasury stock	**(433)**	**(58,334)**	**(57,901)**	-	**(544)**
Total shareholders' equity	**694,564**	**648,527**	**(46,037)**	**(6.6)**	**712,674**
II. Valuation and translation adjustments					
Net unrealized holding gain (loss) on securities	24,694	16,650			24,115
Total valuation and translation adjustments	**24,694**	**16,650**	**(8,044)**	**(32.6)**	**24,115**
III. Share warrants	-	**45**	**45**	-	-
Total net assets	**719,259**	**665,222**	**(54,037)**	**(7.5)**	**736,790**
Total liabilities and net assets	**1,160,866**	**1,282,795**	**121,929**	**10.5**	**1,173,431**

NON-CONSOLIDATED STATEMENTS OF INCOME

Millions of yen

		Feb. 1, 2006 – Oct. 31, 2006	Feb. 1, 2007 – Oct. 31, 2007	Difference	%	Feb. 1, 2006 – Jan. 31, 2007
I.	**Net sales**	**806,650**	**727,766**	**(78,884)**	**(9.8)**	**1,216,901**
	Construction	598,699	555,609			910,462
	Real estate	207,951	172,157			306,439
II.	**Cost of sales**	**625,588**	**586,793**	**(38,795)**	**(6.2)**	**955,990**
	Construction	474,919	446,160			718,008
	Real estate	150,669	140,632			237,981
	Gross profit on sales	**181,062**	**140,972**	**(40,090)**	**(22.1)**	**260,911**
	Total gross profit from construction	123,780	109,448			192,454
	Total gross profit from sales of real estate	57,282	31,524			68,457
III.	**Selling, general and administrative expenses**	**128,815**	**129,883**	**1,068**	**0.8**	**173,233**
	Operating income	**52,246**	**11,089**	**(41,157)**	**(78.8)**	**87,678**
IV.	**Non-operating income**	**5,997**	**8,044**	**2,047**	**34.1**	**8,012**
	Interest and dividends income	3,979	4,454			5,009
	Other	2,017	3,589			3,003
V.	**Non-operating expense**	**1,988**	**2,172**	**184**	**9.3**	**2,970**
	Interest paid	38	317			102
	Interest on corporate bonds	-	276			-
	Other	1,949	1,578			2,868
	Recurring income	**56,255**	**16,961**	**(39,294)**	**(69.8)**	**92,720**
VI.	**Extraordinary income**	**130**	**175**	**45**	**34.6**	**477**
VII.	**Extraordinary loss**	**648**	**638**	**(10)**	**(1.5)**	**3,748**
	Income before income taxes	**55,738**	**16,498**	**(39,240)**	**(70.4)**	**89,448**
	Current income taxes	20,221	481			32,955
	Deferred income taxes	1,956	5,747			4,712
	Net income	**33,561**	**10,270**	**(23,291)**	**(69.4)**	**51,781**

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88;
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House, Ltd.
(Registrant)

November 30, 2007

By: Yoshiro Kubota
Yoshiro Kubota
Director & Senior Managing Executive Officer

END